Execution Copy

January 23, 2013

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	PVR Partners, L.P. Registration Statement on Form S-4 Filed December 18, 2012 File No. 333-185535

Dear Ms. Ransom:

On behalf of PVR Partners, L.P. (“PVR Partners”), Penn Virginia Resource Finance Corporation II (together with PVR Partners, the “Issuers”) and the additional registrant guarantors (together with the Issuers, the “Registrants”), we are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 14, 2013 (the “Comment Letter”), with respect to the above captioned filing (the “Registration Statement”).

Concurrently with this letter, the Registrants are electronically submitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). The Amendment includes revisions made in response to comments of the Staff contained in in the Comment Letter.

For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter. The Registrants’ response to each comment is set forth immediately below the text of the applicable comment. The information in this letter provided on behalf of the Registrants has been provided to us by the Registrants.

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

General

1.

We note that you are registering the senior notes and guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are

Securities and Exchange Commission     January 23, 2013    Page 2

registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Concurrently with the electronic submission of the Amendment, the Registrants are providing a supplemental letter via EDGAR stating that the Registrants are registering the Exchange Offer in reliance on the Staff’s position in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. This supplementary letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Registration Statement Cover Page

2.	Please revise to reflect your current primary standard industrial classification code of 4922.

Response: The Registrants have revised the Registration Statement accordingly. Please see the facing sheet of the Amendment.

Exchange Offer, page 13

Extensions, Delays and Acceptance, Termination or Amendment, page 16

3.	We note your disclosure under this heading indicating that you may delay acceptance of any old notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please so state.

Response: The Registrants confirm that a delay, if any, in the acceptance of the Old Notes tendered in the Exchange Offer will be consistent with Rule 14e-1(c). The Registrants anticipate that they would only delay acceptance of Old Notes tendered in the Exchange Offer due to an extension of the expiration date of the Exchange Offer. As requested by the Staff, the Registrants have revised the Registration Statement to clarify this. See page 16 of the Amendment.

4.	Please expand your disclosure to describe in more detail or advise us as to how notice of an extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Exchange Act Rule 14e-1(d).

Response: The Registrants have revised the disclosure in the Registration Statement to clarify that in the case of an extension of the Exchange Offer, notice to the registered holders of the Old Notes will be made by press release issued no later than 9:00 a.m. New York City time on the business day after the previously scheduled expiration date. In addition, the Registrants have revised the Registration Statement to state that any such notice will disclose the number of Old Notes tendered as of the date of the notice, as

Securities and Exchange Commission     January 23, 2013    Page 3

required by Rule 14e-1(d) under the Exchange Act. Please see the disclosure under “Exchange Offer–Extensions, Delays in Acceptance, Termination or Amendment” on page 16 and the disclosure on page 71 of the Amendment.

Procedures for Tendering, page 17

Determinations under the Exchange Offer, page 17

5.	We note disclosure in the last paragraph on page 17, in the second paragraph on page 18 and in the penultimate paragraph on page 18 indicating that you will deliver new notes or return any old notes “as soon as practicable” after expiration or termination of the exchange offer. Exchange Act Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise in these passages and throughout the document, as necessary.

Response: The Registrants have revised the Registration Statement accordingly. Please see page 18 of the Amendment.

Description of Notes, page 22

Brief Description of the Notes and the Guarantees, page 22

The Guarantees, page 24

6.	We note your disclosure on page 25 and elsewhere regarding the release of guarantees in certain circumstances. With a view to understanding how the guarantees satisfy the requirements of Item 3-10 of Regulation S-X and, specifically, how such guarantees constitute “full and unconditional” guarantees even though the terms of the indenture allow for the release of such guarantees under certain circumstances, please provide us with your analysis. Please discuss each release provision in individual detail. We refer you to Sections 2510.4 and 2510.5 of the Financial Reporting Manual located at our website www.sec.gov for additional guidance.

Response: Given the presence of certain subsidiary guarantee release provisions in the Indenture, the Staff has asked the Registrants for an analysis as to how the Guarantees constitute “full and unconditional” guarantees in accordance with the requirements of Rule 3-10 of Regulation S-X (“Rule 3-10”), particularly in light of the guidance set forth in Section 2510.4 and Section 2510.5 of the Financial Reporting Manual. The Registrants respectfully submit that each of the subsidiary guarantee release provisions contained in the Indenture are “customary” in accordance with the guidance set forth in Section 2510.5, and the Registrants respectfully submit that they are therefore entitled to avail themselves of the relief provided by Rule 3-10.

Securities and Exchange Commission     January 23, 2013    Page 4

The subsidiary guarantee release provisions are contained in Section 10.05 of the Indenture. In response to the Staff’s request, a detailed discussion of each release provision in relation to the Staff’s guidance follows:

Section 10.05(i) and (ii): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets. Section 10.05(i) of the Indenture correspondingly provides that a Guarantee will be automatically released if the Subsidiary Guarantor is sold or sells all or substantially all of its assets, subject to certain requirements. Section 10.05(ii) of the Indenture provides that a Guarantee will be automatically released in connection with any sale or other disposition of all of the Equity Interests of a Subsidiary Guarantor, subject to certain requirements.

Section 10.05(iii) and (v): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary’s guarantee of other indebtedness is terminated or released. Section 10.05(iii) of the Indenture correspondingly provides that a Guarantee of a Subsidiary Guarantor will be released automatically when its guarantee of other Indebtedness of the Issuers or certain of their subsidiaries which resulted in its obligation to guarantee the Notes is released or discharged or upon a release or discharge of all guarantees by such Subsidiary Guarantor of other Indebtedness except where such release or discharge results from payment under the Guarantee. Further, Section 10.05(v) of the Indenture correspondingly provides that a Guarantee will be released at such time as such Subsidiary Guarantor ceases to guarantee any other Indebtedness of PVR Partners and any other Subsidiary of PVR Partners.

Section 10.05(iv): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is declared “unrestricted” for covenant purposes. Section 10.05(iv) of the Indenture correspondingly provides that a Restricted Subsidiary’s Guarantee will be released automatically when it is designated as an Unrestricted Subsidiary in accordance with the Indenture.

Section 10.05(vi): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied. Section 10.05(vi) of the Indenture correspondingly provides that a Guarantee of a Subsidiary Guarantor will be released automatically upon the satisfaction of the requirements for Legal Defeasance or Covenant Defeasance or upon satisfaction and discharge of the Indenture.

Because the Guarantees can only be released under the customary circumstances explicitly contemplated by the Staff’s guidance, the Registrants respectfully submit that the Guarantees are “full and unconditional” in accordance with the requirements of Rule 3-10.

Securities and Exchange Commission     January 23, 2013    Page 5

Letter of Transmittal, page 70

7.	Please delete the language in the letter of transmittal requiring the noteholder to acknowledge “review” of the Prospectus.

Response: The Registrants have revised the Registration Statement accordingly. Please see page 71 of the Amendment.

Item 20. Indemnification of Directors and Officers, page II-1

8.	We note your disclosure of certain indemnification provisions for PVR Partners, L.P. and Penn Virginia Finance Corporation II. Please expand this disclosure to provide a discussion of the indemnification of directors and officers of the guarantors as required by Item 702 of Regulation S-K.

Response: The Registrants have revised the Registration Statement accordingly. Please see pages II-2 and II-3 of the Amendment.

Signatures, page II-6

9.	Please revise the first signature block to include PVR FINCO LLC.

Response: The Registrants have revised the Registration Statement accordingly. Please see page II-7 of the Amendment.

Exhibit 5.1: Opinion of Vinson & Elkins L.L.P.

10.	Please have counsel revise the penultimate paragraph to include the laws of the states of Oklahoma, Texas and West Virginia and of the Commonwealth of Virginia or obtain an opinion from counsel in these jurisdictions with respect to the matters set forth in Section II.B.1.e of Staff Legal Bulletin No. 19 (October 14, 2011) with respect to the guarantees of PVR Hydrocarbons LLC, PVR Laverne Gas Processing LLC, PVR NEPA Gas Gathering, LLC LJL, LLC and Kanawha Rail LLC.

Response: We have revised our opinion accordingly. We have relied as to matters of Virginia and West Virginia law upon the opinions of Spilman, Thomas and Battle, PLLC, filed as Exhibits 5.2 and 5.3, respectively, to the Registration Statement. We have relied as to matters of Oklahoma law upon the opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. filed as Exhibit 5.4 to the Registration Statement.

[Signature Page Follows.]

Please direct any questions that you have with respect to the foregoing to the undersigned, at (212) 237-0039, or to Adorys Velazquez, at (212) 237-0036.

Sincerely,

/s/ John P. Johnston
John P. Johnston
Vinson & Elkins L.L.P.

cc:	Bruce D. Davis, Jr. (PVR Partners, L.P.)